ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

09012017

Received SEC

JUN 29 2009

Washington, DC 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-24626

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cooperative Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cooperative Bankshares, Inc.
201 Market Street
Wilmington, North Carolina 28402-0600

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Cooperative Bank 401(k) Retirement Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financials will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6-29-09

COOPERATIVE BANK
401(k) RETIREMENT PLAN

Dane C. Rhodes
Plan Administrator

US2008 713945.1